SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                            Schedule 13D**

               Under the Securities Exchange Act of 1934
                         (Amendment No. 2)*

                    Universal Health Services, Inc.
                         (Name of Issuer)

            Class B Common Stock, Par Value $0.01 per Share
                   (Title of Class of Securities)

                            913903100
                         (Cusip Number)

                         W. Robert Cotham
                    201 Main Street, Suite 2600
                      Fort Worth, Texas 76102
                         (817) 390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                           August 18, 1995
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 567,100 shares, which constitutes approximately 4.5% of the 12,626,680 shares that the Issuer reported to be outstanding in its most recent quarterly or annual report filed with the Securities and Exchange Commission pursuant to the Act.

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1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 255,700(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 255,700(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     255,700 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 2.0%

14.  Type of Reporting Person: 00 - Trust

----------
(1) Power is exercised through one of its Trustors and its sole Trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 255,700(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting 9.   Sole Dispositive Power: 255,700(1)
Person
With
          10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     255,700(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:


                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.0%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as sole Trustee and as one of two Trustors of The Bass Management Trust.

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
1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                        /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     255,700(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.0%

14.  Type of Reporting Person: IN

----------
(1)  Solely in her capacity as one of two Trustors of The Bass Management
     Trust.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds:  00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 218,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 218,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     218,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.7%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its Trustees and its sole Trustor, Sid
     R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization:  USA

               7.   Sole Voting Power: 218,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 218,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     218,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.7%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as a Trustee and the sole Trustor of the Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds:  PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization:  USA

               7.   Sole Voting Power: 93,400
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 93,400
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     93,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): .7%

14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 26, 1994, as amended by Amendment No. 1, dated May 18, 1995 (the "Schedule 13D"), relating to the Class B Common Stock, par value $.01 per share, of Universal Health Services, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended and restated in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS     AMOUNT OF FUNDS

     BMT            Trust Funds(1)      $36,405,769.44(2)

     PRB            Not Applicable      Not Applicable

     NLB            Not Applicable      Not Applicable

     SRBMT          Trust Funds (1)     $16,113,106.24 (3)

     SRB            Not Applicable      Not Applicable

     LMB            Personal Funds (4)  $14,807,928.45 (5)

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) This figure represents the total amount expended by BMT for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect BMT's current net investment in shares of the Stock. BMT has recouped through sales its entire investment in shares of the Stock.

     (3) This figure represents the total amount expended by SRBMT for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect SRBMT's current net investment in shares of the Stock. SRBMT's current net investment in shares of the Stock is $1,703,062.19.

     (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (5) This figure represents the total amount expended by LMB for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect LMB's current net investment in shares of the Stock. LMB has recouped through sales his entire investment in shares of the Stock.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entireties to read as follows:

     (a)

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 255,700, which constitutes approximately 2.0% of the outstanding shares of the Stock.

     PRB

     Because of his positions as Trustee and a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 255,700 shares of the Stock, which constitutes approximately 2.0% of the outstanding shares of the Stock.

     NLB

     Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 255,700 shares of the Stock, which constitutes approximately 2.0% of the outstanding shares of the Stock.

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 218,000, which constitutes approximately 1.7% of the outstanding shares of the Stock.

     SRB

     Because of his position as a Trustee of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 218,000 shares of the Stock, which constitutes approximately 1.7% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 under the Act, is 93,400, which constitutes approximately 0.7% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 255,700 shares of the Stock.

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 255,700 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     SRBMT

     Acting through SRB, one of its Trustees, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 218,000 shares of the Stock.

     SRB

     As a Trustee and Trustor of SRBMT, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 218,000 shares of the Stock.

     LMB

     LMB has the sole power to vote or direct the vote and to dispose or to direct the disposition of 93,400 shares of the stock.

     (c) During the past 60 days, the Reporting Persons have purchased and sold shares of the Stock in open market transactions on the New York Stock Exchange, as follows:

     REPORTING           NO. OF SHARES PURCHASED(P)    PRICE PER
     PERSON      DATE           OR SOLD(S)             SHARE

     LMB       07/13/95              400(P)            $29.20
     BMT       07/13/95            1,100(P)             29.20
     SRBMT     07/13/95            1,500(P)             29.20
     LMB       07/13/95              700(S)             29.17
     BMT       07/13/95            1,800(S)             29.17
     SRBMT     07/13/95            2,800(S)             29.17
     LMB       07/13/95            2,100(S)             29.07
     BMT       07/13/95            5,600(S)             29.07
     SRBMT     07/13/95            7,300(S)             29.07
     LMB       07/17/95              700(P)             29.82
     BMT       07/17/95            2,300(P)             29.82
     SRBMT     07/17/95            3,000(P)             29.82
     LMB       07/19/95            1,100(S)             30.69
     BMT       07/19/95            3,200(S)             30.69
     SRBMT     07/19/95            4,400(S)             30.69
     LMB       07/20/95            2,900(S)             30.57
     BMT       07/20/95            8,500(S)             30.57
     SRBMT     07/20/95           11,400(S)             30.57
     LMB       07/25/95              400(P)             31.12
     BMT       07/25/95            1,700(P)             31.12
     SRBMT     07/25/95            1,900(P)             31.12
     LMB       07/26/95              400(P)             31.65
     BMT       07/26/95            1,700(P)             31.65
     SRBMT     07/26/95            1,900(P)             31.65
     LMB       07/31/95              400(P)             32.06
     BMT       07/31/95            1,100(P)             32.06
     SRBMT     07/31/95            1,500(P)             32.06
     LMB       08/02/95              250(P)             32.93
     BMT       08/02/95              750(P)             32.93
     SRBMT     08/02/95            1,000(P)             32.93
     LMB       08/04/95              600(S)             33.57
     BMT       08/04/95            1,900(S)             33.57
     SRBMT     08/04/95            2,500(S)             33.57
     LMB       08/07/95            3,400(S)             33.07
     BMT       08/07/95           10,200(S)             33.07
     SRBMT     08/07/95           13,600(S)             33.07
     LMB       08/14/95               50(P)             34.03
     BMT       08/14/95              450(P)             34.03
     SRBMT     08/14/95              500(P)             34.03
     LMB       08/16/95              500(P)             32.90
     BMT       08/16/95            1,500(P)             32.90
     SRBMT     08/16/95            2,000(P)             32.90
     LMB       08/17/95            6,300(S)             33.69
     BMT       08/17/95           18,700(S)             33.69
     SRBMT     08/17/95           25,000(S)             33.69
     LMB       08/18/95           23,500(S)             33.94
     BMT       08/18/95           69,100(S)             33.94
     SRBMT     08/18/95           43,200(S)             33.94
     SRBMT     08/18/95           49,300(S)             33.94
     SRBMT     08/21/95            8,000(S)             34.69
     BMT       08/21/95            5,500(S)             34.69
     LMB       08/21/95            2,000(S)             34.69

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

     (d)

     No material change.

     Paragraph (e) of Item 5 hereby is amended in its entirety as follows:

     (e)

     The Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock on August 18, 1995.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii),filed herewith.
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     August 21, 1995

                         /s/ W. R. Cotham
                         W. R. Cotham,
                         Attorney-in-Fact for:

                         THE BASS MANAGEMENT TRUST (1)
                         PERRY R. BASS (2)
                         NANCY L. BASS (3)
                         SID R. BASS MANAGEMENT
                           TRUST (4)
                         SID R. BASS (5)
                         LEE M. BASS (6)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.